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AFYA LIMITED

Proxy for Annual General Meeting of Shareholders on April 29, 2022

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Anibal José Grifo de Sousa and Renata Costa Couto and each of them, or failing either of them, the duly appointed Chairman of the Meeting, with full power of substitution and power to act alone, as proxies to vote all the Class A common shares and the Class B common shares of the Company which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Afya Limited, to be held April 29, 2022 at 11:00am Brasilia time at the Afya Participações S.A. headquarters at Alameda Oscar Niemeyer, No. 119, Room 504, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056 (shareholders and their duly appointed proxies will also be able to participate in the AGM virtually by accessing the following link https://web.lumiagm.com/283874046 (password: afya2022)), and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AFYA LIMITED

April 29, 2022

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The proxy statement and our 2021 financial statements are available on the Investor Relations section of the Company's website at https://ir.afya.com.br

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030300000000001000 7 042922

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2021 be approved and ratified.	☐	☐	☐
2. As a special resolution that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association, accessible at the Company's website at https://ir.afya.com.br., subject to closing of the transaction disclosed in the Form 13D/A on March 4, 2022, between Esteves Family and Bertelsmann SE & Co. KGaA, accessible at the Company's website at https://ir.afya.com.br	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AFYA LIMITED

April 29, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM Brasilia time the business day prior to the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiagm.com/283874046 (password: afya2022).

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The proxy statement and our 2021 financial statements
are available on the Investor Relations section of the Company's website at https://ir.afya.com.br

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030300000000001000 7 042922

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2021 be approved and ratified.	☐	☐	☐
2. As a special resolution that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association, accessible at the Company's website at https://ir.afya.com.br., subject to closing of the transaction disclosed in the Form 13D/A on March 4, 2022, between Esteves Family and Bertelsmann SE & Co. KGaA, accessible at the Company's website at https://ir.afya.com.br	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.